Exhibit 99.1

GOLD STANDARD ANNOUNCES PUBLIC OFFERING OF COMMON SHARES

August 7, 2014 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSXV: GSV, NYSE MKT:GSV) (“Gold Standard” or the “Company”) is pleased to announce that it has filed a preliminary prospectus supplement to its short form base prospectus dated June 23, 2014 with the securities regulators in each of British Columbia, Alberta and Ontario (the "Canadian Securities Regulators") and a preliminary prospectus supplement to a related registration statement on Form F-3 (Registration No. 333-196751) with the U.S. Securities and Exchange Commission (the “SEC”). The Company proposes to complete an offering of 10.0 million common shares of the Company (the “Common Shares”) upon terms to be determined in the context of the market (the “Offering”).

Macquarie Capital Markets Canada Ltd. (“Macquarie”) is acting as lead underwriter on behalf of a proposed syndicate of underwriters (collectively, the “Underwriters”). The Company intends to grant the Underwriters an over-allotment option to purchase additional Common Shares up to 15% of the Common Shares sold pursuant to the Offering. The option will be exercisable for a period of 30 days following the date of the final prospectus supplement filed with the Canadian Securities Regulators and the SEC in connection with the Offering.

The Company intends to use the net proceeds of this Offering to fund ongoing exploration at its Railroad-Pinion Project as recommended in the Phase 1 work program of the Railroad-Pinion technical report dated March 31, 2014 and for general corporate and working capital purposes.

The Company has applied to list the Common Shares on the TSX Venture Exchange (the “TSXV”) and the NYSE MKT LLC (the “NYSE MKT”). Listing will be subject to the Company fulfilling all of the listing requirements of the TSXV and the NYSE MKT.

A copy of the preliminary prospectus supplement to the short form base prospectus as filed in each of British Columbia, Alberta and Ontario and a copy of the preliminary prospectus supplement to the registration statement on Form F-3 in the United States may be obtained from:

Macquarie Capital Markets Canada Ltd.
Suite 3100 – Brookfield Place
181 Bay Street
Toronto, ON M5J 2T3
Attention: Linda Lang
Phone: +1 416 848 3603
Email: linda.lang@macquarie.com

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard is moving towards building NI 43-101 compliant gold resources at both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

All statements included in this press release, other than statements of historical fact, are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements can generally be identified by words such as “may,” “could,” “will,” “should,” “assume,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “predict,” “estimate,” “forecast,” “outlook,” “potential,” or “continue,” or the negative of these terms, and other comparable terminology, and include statements regarding the anticipated use of proceeds from the Offering. Although the Company believes the expectations and intentions reflected in its forward-looking statements are reasonable, there is no assurance that these expectations and intentions will prove to be correct.

Various risks and other factors including those risks and uncertainties identified in the “Risk Factors” section of the preliminary prospectus supplement the Company will file with the SEC could cause actual results, and actual events that occur, to differ materially from those contemplated by the forward-looking statements.

Many of the risk factors are beyond the Company’s ability to control or predict. You should not unduly rely on any of the Company’s forward-looking statements. These statements are made only as of this press release. Except as required by law, the Company is not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to the Company and persons acting on its behalf are qualified in their entirety by the cautionary statements contained herein or in the Company’s public filings.